Exhibit 99.3

                            AMENDMENT NO. 2 TO THE
                     INTERNATIONAL SPECIALTY PRODUCTS INC.
                     1991 INCENTIVE PLAN FOR KEY EMPLOYEES
                           AND DIRECTORS, AS AMENDED


1.This Amendment No. 2 (the "Amendment") to the International Specialty Products Inc. 1991 Incentive Plan for Key Employees and Directors, as amended (the "Plan"), is effective as of December 9, 1996, subject to stockholder approval.

2.The last sentence of the first paragraph of Section 5 of the Plan is hereby amended by deleting such sentence in its entirety and substituting in lieu thereof a new sentence to read in its entirety as follows:

               "The aggregate number of shares for which Options may be granted under the Plan shall be seven million."

3.The third paragraph of Section 6 of the Plan is hereby amended by deleting such paragraph in its entirety and substituting in lieu thereof a new paragraph to read in its entirety as follows:

               "Subject to the provisions of the Plan, the Committee shall have full authority in its discretion to determine those Key Employees to whom Options shall be granted and in each case the number of shares to be subject to such Option, the date on which it is to be granted, the Option price at which shares covered thereby may be purchased (subject, however, to Section 9 of the Plan), whether it is intended to be a Qualified Option or a Non-qualified Option, and the other terms thereof; provided that no single Key Employee may be granted Options for more than 200,000 shares of Common Stock during any calendar year."